UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LuxUrban Hotels Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Brian Ferdinand

Chairman and Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 December 20, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Shanoop Kothari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,466,833
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,466,833
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,833
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 27,591,918 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents 1,466,833 shares of the Company’s common stock directly owned by Mr. Kothari, including 62,500 shares of common stock underlying common stock purchase warrants owned by Mr. Kothari, exercisable at $4.00 per share.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Shanoop Kothari, an individual. Mr. Kothari is the President and Chief Financial Officer of the Issuer.

Item 1.	Security and Issuer

Security: Common Stock

Issuer:	LuxUrban Hotels Inc.
2125 Biscayne Blvd. Suite 253
Miami, Florida 33137

Item 2.	Identity and Background

(a)           The reporting person is Shanoop Kothari.

(b)           Mr. Kothari’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.

(c)           As President and Chief Executive Officer of the Issuer, Mr. Kothari’s principal business is to manage the operational financial aspects of the Issuer’s long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated hotels, under the Issuer’s consumer brand, LuxUrbanTM.

(d)           Mr. Kothari has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Kothari has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Kothari is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Kothari to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On December 20, 2022, Mr. Kothari was issued 875,000 restricted shares under the Issuer’s 2022 Long-Term Incentive Plan. These shares vest immediately, but up to 75% of such shares are subject to forfeiture in the event his employment is terminated by the issuer for Cause (as defined in the Restricted Stock Award Agreement) or by Mr., Kothari other than as a Good Reason Resignation (as defined in the Restricted Stock Award Agreement). Mr. Kothari and the Issuer agreed to cancel options to purchase up to an aggregate of 500,000 shares previously issued to Mr. Kothari under the 2022 Long -Term Incentive Plan.

Mr. Kothari was issued 416,000 shares of the Issuer’s common stock in connection with certain private placement purchases for cash and services. Mr. Kothari purchased 30,000 shares of the Issuer’s common stock for cash in the Issuer’s initial public offering in August 2022 (the “IPO”). In addition, 83,333 shares of common stock were issued to Mr. Kothari upon conversion of promissory notes purchased by him in a private placement prior to the IPO, which automatically converted into such shares upon consummation of the IPO. Also includes 62,500 shares of common stock underlying common stock purchase warrants owned by Mr. Kothari, exercisable at $4.00 per share.

Mr. Kothari is the President and Chief Financial Officer of the Issuer and has beneficial ownership of approximately 5.3% of the outstanding shares of Common Stock. Mr. Kothari may later acquire additional securities of the Issuer. Any actions Mr. Kothari might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to him personally.

Other than as described above, and except in accordance with his role as the President and Chief Financial Officer of the Issuer, Mr. Kothari does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The aggregate number and percentage of Common Stock beneficially owned by Shanoop Kothari (on the basis of a total of 27,591,918 shares of Common Stock outstanding as of December 20, 2022) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	1,466,833	5.3%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	1,466,833	5.3%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	1,466,833	5.3%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)           Mr. Kothari is the beneficial owner of all 1,466,833 reported herein, or approximately 5.3% of the Issuer’s outstanding Common Stock. Mr. Kothari has sole voting and dispositive power over such shares.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Kothari entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Kothari in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Lock Up Agreement

The underwriter in the Company’s IPO and Mr. Kothari have agreed, subject to limited exceptions, not to sell or transfer any Common Stock for 180 days after the effective date of the prospectus for the IPO without first obtaining the written consent of the representatives of the underwriters for the IPO (the “Lock Up Agreement”).

Item 7.	Material to be Filed as Exhibits

Exhibit 1.1	Form of Underwriting Agreement, including form of Lock Up Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (No. 333-262114).
Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (No. 333-262114).
Exhibit 10.2	Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANOOP KOTHRI (INDIVIDUALLY)

Dated: December 20, 2022	By:	/s/ Shanoop Kothari